UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION UNDER SECTION 12(B) OF THE SECURITIES EXCHANG ACT OF 1934

Commission File Number: 001-34124

EVER-GLORY INTERNATIONAL GROUP, INC. THE NASDAQ STOCK MARKET LLC
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered )

Ever-Glory Commercial Center, 509 Chengxin Road, Jiangning Development Zone, Nanjing, Jiangsu Province, Peoples Republic of China Telephone: 8625-5209-6875
(Address, including zip code, and telephone number, including area code, of issuer’s principal executive offices)

Common Stock, par value $0.001
(Description of class of securities)

Please place an X in the box to designate the the rule provision relied upon to strike the class of securities from listing and registration

☐	17 CFR 240.12d2-2(a)(1)
☐	17 CFR 240.12d2-2(a)(2)
☐	17 CFR 240.12d2-2(a)(3)
☐	17 CFR 240.12d2-2(a)(4)
☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.[1]
☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange has complied and the requirements of to 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

[1]	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

Pursuant to the requirements of the Securities Exchange Act of 1934, Ever-Glory International Group, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Ever-Glory International Group, Inc.

Date: December 21, 2022	By:	/s/ Edward Yihua Kang
	Name:	Edward Yihua Kang
	Title:	Chief Executive Officer